                                                                      Exhibit 12
                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES
                Statements of Ratio of Earnings to Fixed Charges
                                 ($ in millions)

                                                           Twelve Months                         Twelve Months
                                                           Ended June 30,                      Ended December 31,
                                                        ------------------     ---------------------------------------------------
                                                          2000       1999        1999       1998       1997       1996       1995
                                                        -------    -------     -------    -------    -------    -------    -------

Consolidated Income (Loss) from Continuing Operations
before Income Taxes                                       630.7      495.3       565.9      461.1      397.0      325.8     (650.5)

Adjustments:
  Interest during construction                             (2.3)      (2.7)       (2.8)      (2.1)      (3.0)      (1.1)     (20.2)
  Distributed (Undistributed) equity income                (6.9)      (2.5)       (5.8)      (0.4)       3.6        1.5       (7.9)
  Fixed charges *                                         198.8      160.6       183.8      163.3      180.5      183.7    1,061.3
                                                        -------    -------     -------    -------    -------    -------    -------
    Earnings Available                                    820.3      650.7       741.1      621.9      578.1      509.9      382.7
                                                        -------    -------     -------    -------    -------    -------    -------

Fixed Charges:
  Interest on long-term and short-term debt               158.1      143.4       152.9      145.4      145.6      150.8      987.2
  Other interest                                           24.5        1.2        14.9        1.4       15.2       13.5       53.6
  Portion of rentals representing interest                 16.2       16.0        16.0       16.5       19.7       19.4       20.5
                                                        -------    -------     -------    -------    -------    -------    -------
Total Fixed Charges                                       198.8      160.6       183.8      163.3      180.5      183.7    1,061.3**
                                                        -------    -------     -------    -------    -------    -------    -------

Ratio of Earnings to Fixed Charges                         4.13       4.05        4.03       3.81       3.20       2.78      N/A(a)
                                                        =======    =======     =======    =======    =======    =======    =======


Prior periods have been restated to reflect discontinued operations.

(a) To achieve a one-to-one coverage, the Corporation would need an additional $671.1 million of earnings for the twelve months ended December 31, 1995.

      * Amounts for the twelve months ended December 31, 1995 through December 31, 1999 have been restated to conform to 2000 presentation.

     ** This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995.